SNIPP INTERACTIVE INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

(Unaudited)

FOR THE THREE MONTHS ENDED MARCH 31, 2016

NOTICE OF NO AUDIT REVIEW OF INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited condensed interim consolidated financial statements for the period ended March 31, 2016.

SNIPP INTERACTIVE INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in U.S. Dollars)

(Unaudited)

As at

	March 31, 2016	December 31, 2015

ASSETS

Current
Cash and cash equivalents (Note 3)	$1,389,275	$4,696,617
Accounts receivable, net of allowance for doubtful accounts of $161,457 (2015 - $161,457)	2,730,284	2,941,813
Deposits, prepaid expenses and other assets	371,726	316,867

	4,491,285	7,955,297

Equipment (Note 5)	130,041	121,959
Intangible assets (Note 6)	1,967,509	1,572,425
Goodwill (Note 10)	203,693	203,693
Unallocated Purchase Price – Hip Digital (Note 11)	7,379,436	7,379,436

	$14,171,964	$17,232,810

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$2,481,214	$2,270,083
Deferred revenue	907,494	891,765
Due to related parties (Note 7)	98,222	557,055
Due to Swiss Post (Note 10)	877,246	735,506

	4,364,176	4,454,409

Acquisition Consideration payable in equity (Note 11)	739,393	937,017
Derivative liability (Note 8)	-	55,000

	5,103,569	5,446,426

Shareholders’ equity
Common shares (Note 9)	17,013,687	16,972,290
Warrants (Note 9)	421,796	421,796
Contributed surplus	3,780,484	3,311,327
Deficit	(10,723,409)	(7,884,619)
Accumulated other comprehensive loss	(1,424,163)	(1,034,410)

	9,068,395	11,786,384

	$14,171,964	$17,232,810

Subsequent events (Note 16)

Approved and authorized by the Board of Directors on May 30, 2016.

“Atul Sabharwal”	Director	“Ritesh Bhavnani”	Director
Atul Sabharwal		Ritesh Bhavnani

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

SNIPP INTERACTIVE INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Expressed in U.S. Dollars)

(Unaudited)

	Three Months Ended March 31, 2016	Three Months Ended March 31, 2015

REVENUE	$2,107,430	$3,705,800

EXPENSES
Salaries and compensation (Note 7)	3,354,865	726,478
General and administrative	385,671	144,543
Campaign infrastructure	524,956	3,558,647
Outsourced software development	-	38,535
Professional fees	124,601	90,814
Marketing and investor relations	73,208	39,872
Travel	105,359	51,264
Amortization of intangibles (Note 6)	92,342	24,078
Depreciation of equipment (Note 5)	11,249	2,294
Stock-based compensation (Notes 7 and 9)	469,157	262,172

	5,141,408	4,938,697

Net loss before interest income, foreign exchange, change in fair value of derivative liability, change in fair value of acquisition consideration payable in equity	(3,033,978)	(1,232,897)

Interest income, foreign exchange, change in fair value of derivative liability, change in fair value of acquisition consideration payable in equity
Interest income	2,379	15,516
Foreign exchange loss	(36,649)	-
Change in fair value of derivative liability (Note 8)	31,834	1,419,197
Change in fair value of acquisition consideration payable in equity	197,624	-

Net (loss) income for the period	(2,838,790)	201,816

OTHER COMPREHENSIVE LOSS
Items that may be reclassified subsequently to loss
Cumulative translation adjustment	(389,753)	(239,691)

Comprehensive loss for the period	$(3,228,543)	$(37,875)

Basic and diluted (loss) income per common share	$(0.03)	$0.00

Weighted average number of common shares outstanding – basic and diluted	105,806,966	88,506,268

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

SNIPP INTERACTIVE INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Expressed in U.S. Dollars)

   (Unaudited)

	Three Months Ended March 31, 2016	Three Months Ended March 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) for the period	$(2,838,790)	$201,816
Items not involving cash:
Amortization of intangibles	92,342	24,078
Depreciation of equipment	11,249	2,294
Stock-based compensation	469,157	262,172
Change in fair value of derivative liability	(31,834)	(1,419,197)
Change in fair value of acquisition consideration
payable in equity	(197,624)	-
Changes in non-cash working capital items:
Accounts receivable	211,529	(69,263)
Deposits, prepaid expenses and other assets	(54,859)	(103,306)
Accounts payable and accrued liabilities	211,131	191,726
Deferred revenue	15,729	(490,900)
Due to related parties	(458,833)	(256,092)
Due to Swiss Post	141,740	866,501

Net cash flows used in operating activities	(2,429,063)	(790,171)

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to equipment	(19,331)	(11,146)
Additions to intangible assets	(487,426)	(53,690)
Business acquisition of Swiss Post Ireland, net of
cash acquired (Note 10)	-	(913,693)

Net cash flows used in investing activities	(506,757)	(978,529)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from common shares issued	-	9,891,982
Share issuance costs	-	(941,158)
Proceeds from warrants exercised	18,231	1,105,400
Proceeds from options exercised	-	7,050

Net cash flows provided by financing activities	18,231	10,063,274

Effect of exchange rate changes on cash	(389,753)	(239,691)

Change in cash for the period	(3,307,342)	8,054,883

Cash and cash equivalents, beginning of period	4,696,617	1,529,457

Cash and cash equivalents, end of period	$1,389,275	$9,584,340

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

SNIPP INTERACTIVE INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIENCY)

(Expressed in U.S. Dollars)

(Unaudited)

	Common Shares	Amount	Warrants	Contributed Surplus	Accumulated Other Comprehensive Loss	Deficit	Total Shareholders’ Equity (Deficiency)

Balance, December 31, 2014	69,927,638	$ 3,510,527	421,796	681,600	(216,001)	(4,766,618)	(368,696)
Private placement shares issued	22,322,727	9,782,712	-	-	-	-	9,782,712
Financing issuance costs	-	(930,761)	-	-	-	-	(930,761)
Fair value of broker unit options	-	(751,489)	-	751,489	-	-	-
Corporate advisory fee units	661,591	-	-	-	-	-	-
Stock options exercised	524,500	58,093	-	(11,047)	-	-	47,046
Warrants exercised	7,697,800	2,903,640	-	-	-	-	2,903,640
Hip Digital acquisition shares issued	3,921,679	2,174,571	-	-	-	-	2,174,571
Hip Digital employee shares issued	697,780	224,997	-	-	-	-	224,997
Stock-based compensation	-	-	-	1,889,285	-	-	1,889,285
Cumulative translation adjustment	-	-	-	-	(818,409)	-	(818,409)
Net loss for the year	-	-	-	-	-	3,118,001)	(3,118,001)

Balance, December 31, 2015	105,753,715	16,972,290	$ 421,796	$ 3,311,327	(1,034,410)	(7,884,619)	11,786,384
Warrants exercised	158,000	40,926	-	-	-	-	40,926
Hip Digital acquisition shares issued	1,755	471	-	-	-	-	471
Stock-based compensation	-	-	-	469,157	-	-	469,157
Cumulative translation adjustment	-	-	-	-	(389,753)	-	(389,753)
Net loss for the period	-	-	-	-	-	(2,838,790)	(2,838,790)

Balance, March 31, 2016	105,913,470	$ 17,013,687	$ 421,796	$ 3,780,484	$ (1,424,163)	$ (10,723,409)	$ 9,068,395

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

SNIPP INTERACTIVE INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

(Unaudited)

March 31, 2016

1.

NATURE OF OPERATIONS

Snipp Interactive Inc. (the “Company” or “Snipp”) was incorporated under the Business Corporations Act (British Columbia) on January 21, 2010 and its business is to provide a full suite of mobile marketing, rebates and loyalty solutions in the US, Canada and internationally.

Unless otherwise indicated in these consolidated financial statements, references to “$” are to U.S. dollars.

These condensed interim consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and settlement of liabilities in the normal course of business.

The registered address, head office, principal address and records office of the Company are located at 1605 Connecticut Ave NW, 4th Floor, Washington, DC, 20009.

The condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on May 30, 2016.

2.

SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB") and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). These condensed interim consolidated financial statements do not include all of the information required by International Financial Reporting Standards ("IFRS") for complete annual financial statements, and should be read in conjunction with the Company’s consolidated financial statements as at and for the year ended December 31, 2015 as filed on SEDAR at www.sedar.com.

Basis of presentation

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit and loss, which are stated at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned legal subsidiaries Snipp Interactive Inc. (formerly Consumer Impulse, Inc.), which was incorporated in Delaware, USA, Snipp Interactive (India) Private Limited, which was incorporated in India, Snipp Interactive Limited (formerly Swiss Post Solutions Ireland Limited) (Note 10), which was incorporated in Ireland, Snipp Interactive Limited, which was incorporated in the United Kingdom, Snipp Interactive AG, which was incorporated in Switzerland, Hip Digital, Inc. (Note 11), which was incorporated in Delaware, USA and Hip Digital Media Inc., which was incorporated in British Columbia, Canada. All material inter-company balances and transactions have been eliminated.

SNIPP INTERACTIVE INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

(Unaudited)

March 31, 2016

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Equipment

Equipment are recorded at cost and depreciated over their estimated useful lives as follows:

Office equipment	3-5 years	Straight-line
Computer equipment	3-5 years	Straight-line

Intangible assets

Intangible assets are recorded at cost when internally generated assets and at fair value when acquired during a business acquisition. Intangible assets are amortized over their estimated useful lives as follows:

Software platform	5 years	Straight-line
Acquired intellectual property (Note 10)	5 years	Straight-line
Acquired customer relationships (Note 10)	5 years	Straight-line

Software platform

Certain costs incurred in connection with the development of software to be used internally or for providing services to customers are capitalized once a project has progressed beyond a conceptual, preliminary stage to that of application development. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Company are recognized as intangible assets when the following criteria are met:

•

It is technically feasible to complete the software product so that it will be available for use;

•

Management intends to complete the software product and use or sell it;

•

There is an ability to use or sell the software product;

•

It can be demonstrated how the software product will generate probable future economic benefits;

•

Adequate technical, financial and other resources to complete the development and to use or sell the software product are available; and

•

The expenditure attributable to the software product during its development can be reliably measured.

Costs that qualify for capitalization include both internal and external costs. These costs are amortized over their expected useful lives estimated at 5 years. Residual values are reviewed at the end of each reporting period and adjusted if appropriate.

Acquired intellectual property

The Company acquired intellectual property from the acquisition of Swiss Post Solutions Ireland Limited (Note 10). The acquired intellectual property is a customer loyalty management platform which is a multi-currency, multi-lingual, cloud-based platform which offers real-time benefits and rewards. This acquired intellectual property is being amortized over the estimated useful life of 5 years.

Acquired customer relationships

The Company acquired customer relationships from the acquisition of Swiss Post Solutions Ireland Limited (Note 10). The acquired customer relationships represent the customer base and corresponding contracts that have been generating revenue for the acquired business in prior and current fiscal periods. The value of these acquired customer relationships is being amortized over the estimated useful life of 5 years.

SNIPP INTERACTIVE INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

(Unaudited)

March 31, 2016

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Use of estimates

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported expenses during the period. Actual results could differ from these estimates. Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets, liabilities, and equity in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i)

The recoverability of accounts receivable that are included in the consolidated statements of financial position are based on historical collection of receivables.

ii)

The inputs used in accounting for share-based payments expense included in profit and loss calculated using the Black-Scholes option pricing model (Note 9).

iii)

The carrying value of intangible assets (capitalized software development) that are included in the consolidated statements of financial position are based on management assessments of the recoverable amount of the asset. As well, management estimates the capitalized costs that are directly attributable to the development of the intangible asset (Note 6).

iv)

The estimates used in determining the fair value for the Derivative Liability, which is composed of valuations of Financing warrants, as defined and described in Note 9, utilizes estimates made by management in determining the appropriate input variables in the Black-Scholes valuation model as disclosed in Note 8.

v)

The carrying value of goodwill and intangibles acquired from acquisitions and estimates on any applicable impairment (Note 6).

vi)

The purchase price allocation corresponding to completed acquisitions and the related contingent considerations (Note 10 and Note 11).

Revenue recognition

The Company provides a full suite of promotions-related marketing services in the US, Canada and internationally, and generates revenue by designing, constructing, implementing and managing these promotions marketing services for its customers. Revenue is recognized in the period in which the services are rendered to the customer and collection is reasonably assured. Development fees are recorded as revenue when the set-up is complete, or on a percentage of completion basis for long-term developments. Monthly maintenance and loyalty catalyst services are recorded as revenue in the month which services are provided. Cash received in advance of services performed is recorded as deferred revenue.

Arrangements with multiple deliverables

Many of the Company’s arrangements with customers include multiple items such as campaign development and campaign management which are delivered at varying times. In these cases, the Company treats the delivered items as separate units of accounting if they have value to the customer on a stand-alone basis and, where the arrangement includes a general right of return relative to the delivered item, delivery or performance of undelivered items is considered probable and substantially in the Company’s control. The Company allocates the total arrangement consideration to all deliverables using its best estimate of their relative fair value, since vendor-specific objective or third-party evidence of the selling price is generally unavailable. It then recognizes revenue on the different deliverables in accordance with the policies set out above.

SNIPP INTERACTIVE INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

(Unaudited)

March 31, 2016

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Income taxes

Income tax expense consists of current and deferred tax expense. Current and deferred taxes are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or other comprehensive income. Current tax is recognized and measured at the amount expected to be recovered from or payable to the taxation authorities   based on the income tax rates enacted or substantively enacted at the end of the reporting period and includes any adjustment to taxes payable in respect of previous years. Deferred tax is recognized on any temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding   tax bases used in the computation of taxable earnings. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled based on tax rates and laws that have been enacted or substantively enacted by the end of the reporting period. The effect of a change in the enacted or substantively enacted tax rates is recognized in net earnings and comprehensive income or in equity depending on the item to which the adjustment relates. Deferred tax assets are recognized to the extent future recovery is probable. At each reporting period end, deferred tax assets are reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

Foreign currencies

IFRS requires that the functional currency of each entity in the consolidated group be determined separately and that each entity’s financial results and position should be measured using the currency of the primary economic environment in which the entity operates. The functional currency of the Company is the Canadian Dollar, the functional currency of its wholly-owned legal subsidiaries are:

Snipp Interactive Inc. (formerly Consumer Impulse, Inc.), - U.S. Dollar;

Snipp Interactive (India) Private Limited, - Indian Rupee;

Snipp Interactive Limited (formerly Swiss Post Solutions Ireland Limited), - European Euro;

Snipp Interactive Limited (United Kingdom), - British Pound;

Snipp Interactive AG, - Swiss Franc;

Hip Digital, Inc. (USA), - U.S. Dollar; and

Hip Digital Media Inc. (Canada), - Canadian Dollar.

The presentation currency of the Company’s condensed interim consolidated financial statements is the U.S. dollar (“$”). Under IFRS, when the Company translates the financial statements of entities from their functional currency to the presentation currency, assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the end of the reporting period. Share capital, warrants, equity reserves, other comprehensive income, and deficit are translated into U.S. dollars at historical exchange rates. Revenues and expenses are translated into U.S. dollars at the average exchange rate for the period. Foreign exchange gains and losses on translation are included in other comprehensive income. Within each entity, transactions denominated in foreign currencies are translated into the functional currency using the exchange rate in effect at the dates of the transactions, and monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the exchange rate prevailing at the end of the reporting period.   Gains and losses arising on settlement of foreign currency denominated transactions or balances are included in profit or loss.

SNIPP INTERACTIVE INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

(Unaudited)

March 31, 2016

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Financial instruments

Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or assets acquired or incurred principally for the purpose of selling or repurchasing them in the near term. They are carried in the statements of financial position at fair value with changes in fair value recognized in profit or loss.

Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at cost less any provision for impairment. Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

Held-to-maturity investments - These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in profit or loss.

Available-for-sale - Non-derivative financial assets not included in the above categories are classified as available-for-sale. They are carried at fair value with changes in fair value recognized in other comprehensive income or loss. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in profit or loss.

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, acquisition consideration payable in equity and liabilities acquired or incurred principally for the purpose of selling or repurchasing them in the near term. They are carried in the statements of financial position at fair value with changes in fair value recognized in profit or loss.

Other financial liabilities: This category includes amounts due to Swiss Post, related parties and accounts payables and accrued liabilities, all of which are recognized at amortized cost.

The Company has classified its cash and cash equivalents, marketable securities and derivative liability at fair value through profit or loss. The Company’s accounts receivable are classified as loans and receivables. The Company’s due to related parties and accounts payable and accrued liabilities are classified as other financial liabilities.

Disclosures are also required on the inputs used in making fair value measurements, including their classification within a hierarchy that prioritizes their significance.  The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

See Note 13 for relevant disclosures.

SNIPP INTERACTIVE INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

(Unaudited)

March 31, 2016

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Financial instruments (cont’d…)

Warrants

The Company generally has two types of warrants: Transaction Warrants, which were issued as a result of the Company’s Qualifying Transaction on March 1, 2012; and, Financing Warrants, which are issued as a result of the various private placements completed by the Company.

When such warrants have an exercise price denominated in a different currency than the functional currency of the Company, these warrants are recorded at their fair value as a derivative liability and classified as fair value through profit or loss. Specifically, if the exercise price of a Financing Warrant is denominated in Canadian dollars the warrants recorded at their fair value and are classified as a derivative liability with the residual amount of the proceeds being allocated to the common shares. For Transaction Warrants that do not qualify as a derivative, the fair value of the warrants are separated on the statements of changes in equity (deficiency). For Financing Warrants that do not qualify as a derivative, the fair value of the warrants are not separated within the statements of changes in equity (deficiency).

The Company has also issued Finder’s Unit Options and Broker Unit Options which have been issued as a result of past financings. A unit option when exercised results in the issuance of a common share and a warrant entitling the holder to purchase an additional common share. The fair value of issued Finder’s Unit Options and Broker Unit Options are recorded as contributed surplus with a charge to common shares as a cost of financing.

Impairment

Financial assets

A financial asset not carried at fair value through profit or loss is assessed at the end of each reporting period to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between the asset’s carrying value and its fair value. Losses are recognized in profit or loss and reflected in an allowance account against receivables. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Non-financial assets

The carrying amounts of the Company’s non-financial assets are reviewed at the end of each reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. The recoverable amount of an asset is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”). An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

Impairment losses recognized in prior periods are assessed at the end of each reporting period for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

SNIPP INTERACTIVE INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

(Unaudited)

March 31, 2016

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Impairment (cont’d…)

Non-financial assets (cont’d…)

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU to which goodwill relates. Where the recoverable amount of the CGU, including goodwill, is less than its carrying value, an impairment loss is recognized. Impairment losses related to goodwill cannot be reversed in future periods.

Loss per share

Basic loss per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, the loss attributable to common shareholders equals the reported loss attributable to owners of the Company.  In calculating the diluted loss per share, the weighted average number of common shares outstanding assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. For the periods presented, this calculation proved to be anti-dilutive.

Share-based payments

The Company uses the fair value method whereby the Company recognizes compensation costs for the granting of all stock options and direct awards of stock based on their fair value over the period of vesting using the Black-Scholes option pricing model. Any consideration paid by the option holders to purchase shares is credited to capital stock.

Share-based payment arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity settled share based payment transactions and measured at the fair value of goods or services received. If the fair value of the goods or services received cannot be estimated reliably, the share based payment transaction is measured at the fair value of the equity instruments granted at the date the Company receives the goods or the services.

Recent accounting pronouncements

IFRS 9 was issued in November 2009 and subsequently amended as part of an ongoing project to replace IAS 39 Financial instruments: Recognition and measurement. The standard introduces new requirements for classifying and measuring financial assets and liabilities. The effective date of IFRS 9 is January 1, 2018. The Company intends to adopt the standard on its effective date and has not yet evaluated the impact on the consolidated financial statements.

In  May  2014,  the  IASB  issued  IFRS  15,  Revenue  from  Contracts  with  Customers  (“IFRS  15”).  IFRS 15 is effective for periods beginning on or after January 1, 2018 and is to be applied retrospectively. IFRS 15 clarifies the principles for recognizing revenue from contracts with customers.  IFRS 15 will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (i.e.  service  revenue  and  contract  modifications)  and  improve  guidance  for  multiple-element  arrangements.  Management is in the process of determining the extent of the impact of adoption of IFRS 15 and the possibility of early adoption.

IFRS 16, “Leases”, will be effective for annual periods beginning on or after January 1, 2019. The most significant change introduced by IFRS 16 is a single lessee accounting model, bringing leases on balance sheet for lessees. Management anticipates that this standard will be adopted in the Company's consolidated financial statements for the year beginning January 1, 2019 and has not yet considered the potential impact of the adoption of IFRS 16.

SNIPP INTERACTIVE INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

(Unaudited)

March 31, 2016

3.

CASH AND CASH EQUIVALENTS

	March 31, 2016	December 31, 2015

Cash on deposit	$ 964,235	$ 4,696,617
Cashable Guaranteed Investment Certificates	425,040	-

Total	$ 1,389,275	$ 4,696,617

4.

SEGMENTED INFORMATION

IFRS 8 “Operating Segments” defines an operating segment as i) a component of an entity that engages in business activities from which it may earn revenues and incur expenses; ii) whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and to assess its performance; and iii) for which discrete financial information is available.

The Company’s management and chief operating decision maker reviews performance of the Company on a consolidated basis and has integrated its products and services as one operating segment, which provides a full suite of mobile marketing and loyalty services in the United States, Ireland and internationally.

Geographic information

The Company has one operating segment, which provides a full suite of mobile marketing and loyalty services in the United States, Ireland and internationally.

For the Company’s geographically segmented non-current assets (equipment and intangible assets), the Company has allocated based on location of assets as follows:

	March 31, 2016	December 31, 2015

United States	$ 900,351	$ 779,528
Ireland	811,327	684,090
International	385,872	230,766

Total	$ 2,097,550	$ 1,694,384

For the Company’s geographically segmented revenue, the Company has allocated revenue based on the location of the customer, as follows:

	Three Months Ended March 31, 2016	Three Months Ended March 31, 2015

United States	$ 1,887,708	$ 3,562,260
Ireland	148,533	143,540
International	71,189	-

Total	$ 2,107,430	$ 3,705,800

SNIPP INTERACTIVE INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

(Unaudited)

March 31, 2016

5.

EQUIPMENT

March 31, 2016

	Opening cost balance	Additions	Additions from business acquisitions	Disposals	Closing cost balance	Opening accumulated depreciation	Depreciation during the period	Closing depreciation balance	Net book value

Office Equipment	$ 10,819	$ 5,018	$ -	$ -	$ 15,837	$ 6,348	$ 627	$ 6,975	$ 8,862
Computer Equipment	146,462	14,313	-	-	160,775	28,974	10,622	39,596	121,179

	$ 157,281	$ 19,331	$ -	$ -	$ 176,612	$ 35,322	$ 11,249	$ 46,571	$ 130,041

December 31, 2015

	Opening cost balance	Additions	Additions from business acquisitions	Disposals	Closing cost balance	Opening accumulated depreciation	Depreciation during the year	Closing depreciation balance	Net book value

Office Equipment	$ 7,597	$ 3,222	$ -	$ -	$ 10,819	$ 4,250	$ 2,098	$ 6,348	$ 4,471
Computer Equipment	25,076	111,930	9,456	-	146,462	9,667	19,307	28,974	117,488

	$ 32,673	$ 115,152	$ 9,456	$ -	$ 157,281	$ 13,917	$ 21,405	$ 35,322	$ 121,959

6.

INTANGIBLE ASSETS

March 31, 2016

	Opening cost balance	Additions	Additions from business acquisitions	Disposals	Closing cost balance	Opening accumulated amortization	Amortization during the year	Closing amortization balance	Net book value

Software platform	$ 1,507,982	$ 487,426	$ -	$ -	$ 1,995,408	$ 287,557	$ 70,842	$ 358,399	$ 1,637,009
Intellectual property	-	-	195,000	-	195,000	35,000	9,750	44,750	150,250
Customer relationships	-	-	235,000	-	235,000	43,000	11,750	54,750	180,250

	$ 1,507,982	$ 487,426	$ 430,000	$ -	$ 2,425,408	$ 365,557	$ 92,342	$ 457,899	$ 1,967,509

December 31, 2015

	Opening cost balance	Additions	Additions from business acquisitions	Disposals	Closing cost balance	Opening accumulated amortization	Amortization during the year	Closing amortization balance	Net book value

Software platform	$ 469,910	$ 1,038,072	$ -	$ -	$ 1,507,982	$ 128,245	$ 159,312	$ 287,557	$ 1,220,425
Intellectual property	-	-	195,000	-	195,000	-	35,000	35,000	160,000
Customer relationships	-	-	235,000	-	235,000	-	43,000	43,000	192,000

	$ 469,910	$ 1,038,072	$ 430,000	$ -	$ 1,937,982	$ 128,245	$ 237,312	$ 365,557	$ 1,572,425

SNIPP INTERACTIVE INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

(Unaudited)

March 31, 2016

7.

RELATED PARTY TRANSACTIONS

The related parties of the Company are key management personnel and officers. Related party transactions not disclosed elsewhere included in expenses for the three months ended March 31, 2015 and 2014 are salaries and compensation of $537,995 and $282,928, respectively, charged by officers and key management personnel of the Company. At March 31, 2016, $98,222 was due to officers and directors (December 31, 2015 - $557,055). The amounts due to related parties represent unpaid salaries and compensation and unpaid expenses. The amounts are non-interest bearing, unsecured and have no specified terms of repayment.

8.

DERIVATIVE LIABILITY

The derivative liability is a NON-CASH liability that is not associated with any form of debt or convertible instrument. The derivative liability represents the Black-Scholes valuation of the Company’s Financing warrants that are subject to currency fluctuation as the exercise price of the Company’s Financing warrants is fixed in Canadian dollars and the functional currency of the Company is the U.S. dollar. This results in the warrants being considered a derivative as a variable amount of cash in the Company’s functional currency will be received on exercise. The fair value of this derivative liability fluctuates from period to period based on fluctuations in the share price, changing Black-Scholes inputs and changes in foreign exchange rates. These fair value changes are recognized through profit and loss.

Financing warrants

Balance, December 31, 2013	$61,077
Fair value of warrants issued	408,033
Change in fair value and warrant exercises	1,282,475
Value of exercised warrants	(138,059)
Balance, December 31, 2014	1,613,526
Change in fair value and warrant exercises	153,298
Value of exercised warrants	(1,711,824)
Balance, December 31, 2015	$55,000
Change in fair value and warrant exercises	31,834
Value of exercised warrants	(86,834)
Balance, March 31, 2016	$-

The following assumptions were used for the Black-Scholes derivative liability valuation of the Financing warrants at March 31, 2016:

	Financing warrants (1)		Financing warrants (2)
Risk-free interest rate	0.43%	(2015 – 0.48%)	0.43%	(2015 – 0.48%)
Expected life of warrants	0.00 years	(2015 - 0.07 years)	0.00 years	(2015 – 0.07 years)
Annualized volatility	125%	(2015 – 125%)	125%	(2015 – 125%)
Dividend rate	0.00%	(2015-0.00%)	0.00%	(2015-0.00%)

(1) 3,175,000 financing warrants issued on January 24, 2014

(2) 1,2000,000 financing warrants issued on December 31, 2013

SNIPP INTERACTIVE INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

(Unaudited)

March 31, 2016

9.

CAPITAL STOCK

Authorized

Unlimited common shares, without par value

Unlimited preferred shares, without par value, issuable in series:

     Unlimited Series 1 voting preferred shares, without par value, redeemable at C$0.0001 per share

Share issuances

On February 4, 2015, the Company closed a bought deal private placement financing (the “Underwritten Offering”). The Underwritten Offering was comprised of 22,322,727 units (“Units”) at a price of C$0.55 per Unit for gross proceeds of $9,782,712 (C$12,277,500), which includes the full exercise by the underwriters of the over-allotment option (the “Over-Allotment Option”). Due to strong market demand, the size of the Over-Allotment Option was increased from C$4 million to C$4,275,000, being comprised of a total of 7,772,727 Units. Each Unit consists of one common share in the Company (“Share”) and one half of one share purchase warrant (“Warrant”). Each whole Warrant is exercisable for one Share at an exercise price of US$0.63 per Share for a period of 24 months after the closing date. The expiry date of the Warrants may be accelerated at the option of the Company if the closing trading price of the Shares is equal to or greater than C$1.20 for a period of 20 consecutive trading days. A syndicate of underwriters led by Canaccord Genuity Corp. (“Canaccord”) and including Clarus Securities Inc. (collectively with Canaccord, the “Underwriters”), acted as underwriters in connection with the Underwritten Offering. First Republic Capital Corporation (“First Republic”) also participated as a member of the selling group. The Underwriters received a commission equal to 8% of the gross proceeds of the Underwritten Offering paid in cash $782,617 (C$982,200). As additional consideration for their services, the Underwriters and First Republic were issued an aggregate of 1,785,818 broker warrants (each a “Broker Warrant”) valued at $751,489 (C$943,015) using the Black-Scholes model. Each Broker Warrant entitles the holder to acquire Units on the same terms as the Units in the Underwritten Offering for a period of 2 years from the closing date. In addition, the Company issued to Canaccord 661,591 Units which was treated as a financing issue cost and has no impact on equity. The Company also paid legal fees of $117,643 (C$147,644) and filing fees of $30,501 (C$38,279) associated with the Underwritten Offering included in financing issue costs.

In regards to the acquisition of Hip Digital Media During (Note 11), 1,755 shares were issued during the three months ended March 31, 2016. In fiscal 2015, 3,921,679 shares were issued and 697,780 shares were issued to former Hip Digital employees (Note 11).

Stock options

On June 1, 2015, disinterested shareholders approved and the Company adopted a new fixed number incentive stock option plan (the “2015 Option Plan”) which provides that a committee of the Board of Directors appointed in accordance with the 2015 Option Plan (the “Committee”) may from time to time, in its discretion, and in accordance with the TSX-V requirements, grant to directors, officers and consultants of the Company, non-transferable options to purchase common shares (“Options”), reserving 20,142,251 shares, being 20% of the Company’s issued and outstanding shares as at April 27, 2015. Such Options will be exercisable for a period of up to 10 years from the date of grant.  Vesting terms are determined at the time of grant by the Committee. As per the TSX-V, 6,188,688 transaction warrants that were issued on closing of the Company’s Qualifying Transaction on March 1, 2012, were treated akin to stock options and included with the Company’s outstanding stock options for the purposes of being subject to the prescribed limit of the Company’s Option Plan. On September 9, 2015, the TSX-V granted its approval to remove 4,000,000 of the transaction warrants from being subject to the prescribed limit of the Company’s Option Plan. The remaining 2,188,688 transaction warrants may be removed from being subject to the prescribed limit of the Company’s Option Plan after receiving disinterested shareholder approval at the Company’s next annual general meeting.

SNIPP INTERACTIVE INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

(Unaudited)

March 31, 2016

9.

CAPITAL STOCK (cont’d…)

Stock options (cont’d…)

In the three months ended March 31, 2016, the Company recognized stock-based compensation expense of $469,157 corresponding to the vesting of 2,922,412 stock options that were granted during the quarter ended March 31, 2016 and 8,596,000 stock options that were granted during the year ended December 31, 2015. The 2,922,412 options granted and the 8,596,000 options granted will be vested in current and future periods. The following assumptions were used for the Black-Scholes valuation of these options granted in the quarter ended March 31, 2016 (Risk-free interest rate: 0.37% - 0.47%; expected life of option: 5.0 years; annualized volatility: 125%; dividend rate: 0.00%). All stock options have been granted in Canadian dollars.

In the three months ended March 31, 2015, the Company recognized stock based compensation expense of $262,172 corresponding to 3,825,000 stock options that were granted during the year ended December 31, 2014 and 2,305,000 stock options that were granted during the period ended March 31, 2015. The 2,305,000 options granted will be vested in future periods. The following assumptions were used for the Black-Scholes valuation of these options granted in the period ended March 31, 2015 (Risk-free interest rate: 0.62% - 0.70%; expected life of option: 5.0 years; annualized volatility: 125%; dividend rate: 0.00%). All stock options have been granted in Canadian dollars.

In fiscal 2015, the Company recognized stock-based compensation expense of $1,889,285 corresponding to the vesting of 3,825,000 stock options that were granted during the year ended December 31, 2014 and 8,596,000 stock options that were granted during the year ended December 31, 2015. The 8,596,000 options granted will be vested in current and future periods. The following assumptions were used for the Black-Scholes valuation of these options granted in the year ended December 31, 2015 (Risk-free interest rate: 0.51% - 0.86%; expected life of option: 5.0 years; annualized volatility: 125%; dividend rate: 0.00%). All stock options have been granted in Canadian dollars.

Stock option activity is presented below:

	Number of Options	Weighted Average Exercise Price
		C$
Outstanding, December 31, 2013	3,479,500	0.13

Exercised	(100,000)	0.10
Granted	3,825,000	0.42
Outstanding, December 31, 2014	7,204,500	0.29

Exercised	(524,500)	0.12
Cancelled	(505,000)	0.41
Granted	8,596,000	0.52
Outstanding, December 31, 2015	14,771,000	0.42

Granted	4,156,180	0.46
Cancelled	(1,508,026)	0.50
Outstanding, March 31, 2016	17,419,154	0.41

The weighted average remaining life of the warrants outstanding is 3.67 years as at March 31, 2016.  As at March 31, 2016, the following Options are outstanding and exercisable:

SNIPP INTERACTIVE INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

(Unaudited)

March 31, 2016

9.

CAPITAL STOCK (cont’d…)

Stock options (cont’d…)

Number of Options Outstanding	Number of Options Exercisable	Exercise Price C$	Expiry Date
780,000	780,000	$0.19	August 27, 2017
100,000	100,000	$0.10	February 15, 2018
650,000	650,000	$0.10	February 25, 2018
100,000	100,000	$0.10	July 15, 2018
1,250,000	1,250,000	$0.12	December 18, 2018
200,000	200,000	$0.105	April 10, 2019
100,000	100,000	$0.10	April 20, 2019
50,000	50,000	$0.185	August 11, 2019
100,000	100,000	$0.185	August 11, 2019
100,000	75,000	$0.25	September 10, 2019
500,000	333,334	$0.34	November 6, 2019
200,000	200,000	$0.34	November 6, 2019
175,000	75,000	$0.33	November 26, 2019
1,841,666	613,888	$0.55	December 29, 2019
250,000	83,333	$0.65	January 27, 2020
1,130,000	543,334	$0.68	February 9, 2020
316,666	105,556	$0.65	March 26, 2020
150,000	-	$0.68	June 8, 2020
1,000,000	-	$0.64	June 14, 2020
2,946,742	100,000	$0.41	July 9, 2020
465,000	-	$0.41	August 13, 2020
180,000	-	$0.41	September 15, 2020
200,000	50,000	$0.44	October 5, 2020
200,000	-	$0.465	October 14, 2020
400,000	133,333	$0.46	October 19, 2020
120,000	-	$0.45	October 22, 2020
120,000	-	$0.42	November 10, 2020
3,794,080	-	$0.38	February 9/11/12, 2021
17,419,154	5,644,778

SNIPP INTERACTIVE INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

(Unaudited)

March 31, 2016

9.

CAPITAL STOCK (cont’d…)

Warrants

	Equity Classification		Liability Classification
		Weighted Average		Weighted Average
	Number of Shares	Exercise Price	Number of Shares	Exercise Price

Outstanding, December 31, 2012	1,333,333	C$0.25	19,522,021	C$0.25

Reallocated - Transaction	6,188,688	$0.13	(6,188,688)	$0.13
Issued – Financing warrants	-	-	1,200,000	C$0.25

Outstanding, December 31, 2013	7,522,021	$0.15	14,533,333	C$0.25

Issued – Financing warrants	-	-	3,175,000	C$0.15
Expired – Brokers warrants	(1,333,333)	C$0.25
Expired – Financing warrants	-	-	(13,333,333)	C$0.25
Issued – Financing warrants	10,400,000	$0.20	-	-
Exercised – Financing warrants	(120,000)	$0.20	-	-
Exercised – Financing warrants	-	-	(505,000)	C$0.15

Outstanding, December 31, 2014	16,468,688	$0.19	3,870,000	C$0.15

Issued – Finder’s unit warrants	766,800	$0.20	-	-
Issued – Financing warrants	11,161,363	$0.63	-	-
Issued – Financing advisory warrants	330,795	$0.63	-	-
Exercised – Finder’s unit warrants	(439,000)	$0.20	-	-
Exercised – Financing warrants	(2,880,000)	$0.20	-	-
Exercised – Financing warrants	-	-	(3,612,000)	C$0.15

Outstanding, December 31, 2015	25,408,646	$0.37	258,000	C$0.15

Exercised – Financing warrants	-	-	(158,000)	C$0.15
Expired – Financing warrants	-	-	(100,000)	C$0.15

Outstanding, March 31, 2016	25,408,646	$0.37	-	-

The weighted average remaining life of the warrants outstanding is 1.14 years as at March 31, 2016. As at March 31, 2016 the following Warrants are outstanding:

Number of Common Shares Issuable	Weighted Average Exercise Price	Expiry Date
6,188,688	$0.13	March 1, 2017
7,400,000	$0.20	July 24, 2017
327,800	$0.20	July 24, 2017
11,161,363	$0.63	February 4, 2017
330,795	$0.63	February 4, 2017
25,408,646	$0.44

The following assumptions were used for the Black-Scholes valuation of the Warrants issued during the years ended December 31, 2014 and December 31, 2013:

	2014	2013
Risk-free interest rate	1.00%	1.00%
Expected life of warrants	0.93 - 1.07 years	2.0 years
Annualized volatility	125%	125%
Dividend rate	0.00%	0.00%

SNIPP INTERACTIVE INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

(Unaudited)

March 31, 2016

9.

CAPITAL STOCK (cont’d…)

Finder’s Unit Options

	Number of Shares	Weighted Average Exercise Price
		C$

Outstanding, December 31, 2012 and December 31, 2013	-	-

Issued	792,000	0.15

Outstanding, December 31, 2014	792,000	0.15

Exercised	(766,800)	0.15

Outstanding, December 31, 2015 and March 31, 2016	25,200	0.15

Each Finder’s Unit Option entitles the holder to purchase one unit (“Finder’s Unit”) at an exercise price of C$0.15 until July 14, 2017. Each Finder’s Unit will consist of one common share and one share purchase warrant (“Finder’s Unit Warrant”), with each Finder’s Unit Warrant entitling the holder to purchase one common share at an exercise price of $0.20 until July 14, 2017.

The following assumptions were used for the Black-Scholes valuation of the Finder’s Unit Options issued during the year ended December 31, 2014:

Risk-free interest rate

1.42%

Expected life of warrants

3.0 years

Annualized volatility

125%

Dividend rate

0.00%

As at March 31, 2016 the following Finder’s Unit Options are outstanding:

Number of Common Shares Issuable	Weighted Average Exercise Price	Expiry Date
25,200	C$0.15	July 14, 2017

Broker Unit Options

	Number of Shares	Weighted Average Exercise Price
		C$

Outstanding, December 31, 2012 and December 31, 2013 and December 31, 2014	-	-

Issued	1,785,818	0.55

Outstanding, December 31, 2015 and March 31, 2016	1,785,818	0.55

Each Broker’s Unit Option entitles the holder to purchase one unit (“Broker Unit”) at an exercise price of C$0.55 until February 4, 2017. Each Broker’s Unit will consist of one common share and one half of one share purchase warrant (“Broker Unit Warrant”), with each whole share purchase warrant entitling the holder to purchase one common share at an exercise price of $0.63 until February 4, 2017.

SNIPP INTERACTIVE INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

(Unaudited)

March 31, 2016

10.

ACQUISITION OF SWISS POST IRELAND

On February 5, 2015, the Company completed the acquisition of Swiss Post Solutions Ireland Limited (“Swiss Post Ireland”) and acquired (the “Acquisition”) all of the issued and outstanding shares of Swiss Post Ireland, as per the share purchase agreement (the “Purchase Agreement”) with Post CH Ltd. (“Swiss Post”) dated January 2, 2015. The Company incurred legal fees of $16,482 (professional fees) and filing fees of $12,024 (general and administrative) related to this acquisition. On closing the Company made a payment of $260,317 (CHF 240,840) and will be making an additional payment based on actual 2015 revenue earned from Swiss Post Ireland. The maximum additional payment will be up to $877,246 (CHF 841,700) if 2015 revenue earned from Swiss Post Ireland reaches or exceeds EUR 1,195,000. Actual 2015 revenue was EUR 1,201,554.

The present value of the consideration payable was calculated at $890,088.  This was based on the estimated purchase price based on initial cash payment $260,317 (CHF 240,840) on acquisition and future maximum additional payment of $909,771 (CHF 841,700).

Consideration Payable – February 5, 2015	$629,771
Accretion expense	190,000
Foreign exchange fluctuation	(84,265)
Consideration Payable – December 31, 2015	$$735,506

The fair value of the net assets of Swiss Post Ireland prior to closing was as follows:

Cash	$69,300
Receivables	276,443
Prepaid expenses	13,252
Computer equipment	1,465
Accounts payable and accrued liabilities	(104,065)
$256,395

The Company’s purchase price allocation is as follows:

Working capital	$254,930
Computer equipment	1,465
Intellectual property	195,000
Customer relationships	235,000
Goodwill	203,693
$890,088

Goodwill corresponds to the workforce acquired, future growth and is a result of excess purchase consideration over the fair value of identifiable net assets acquired.

For 2015, the Company performed an impairment test, which compared the carrying amount of Snipp Interactive Limited (formally known as Swiss Post Ireland) to the recoverable amount. Snipp Interactive Limited is regarded as its own Cash Generating Unit (CGU), as it is the smallest identifiable group of assets that generates cash inflows, which consists of intellectual property, customer relationships and goodwill as listed above.

Using a five year (and related terminal value) discounted future cash flow model, the Company determined the recoverable amount by calculating its value in use. The recoverable amount of the CGU was determined to be above its carrying value as at December 31, 2015.

The key assumptions used in the discounted future cash flow model in fiscal 2015 include projections surrounding market trends, growth rates and customer retention rates. The model used average annual growth rates between 2% and 21% and pre-tax discount rates of 34%. The analyses concluded there was no impairment on the Snipp Interactive Limited CGU. Management believes that the discount rate reasonably reflect the risks associated with cash flow projections for the business.

SNIPP INTERACTIVE INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

(Unaudited)

March 31, 2016

10.

ACQUISITION OF SWISS POST IRELAND (cont’d…)

For the Company’s year ended December 31, 2015, Swiss Post Ireland revenues of $1,110,137 and net loss of $326,986 were included in the consolidated statements of operations and comprehensive loss. The contribution to the Company’s consolidated revenues and net loss for the year ended December 31, 2015 would have been approximately $1,262,000 and $358,000, respectively, had the Swiss Post Ireland acquisition occurred on January 1, 2015.

11.

ACQUISITION OF HIP DIGITAL MEDIA

On June 10, 2015, the Company completed the acquisition (the “Hip Acquisition”) of all the issued and outstanding shares of Hip Digital Media Inc., (“Hip Digital”) via a merger of a newly-incorporated subsidiary of Snipp (“Merger Sub”) and Hip Digital as set out in the Merger Agreement (the “Merger Agreement”) with Hip Digital dated May 31, 2015, and as amended on June 8, 2015. The Company incurred legal fees of $248,503 (professional fees) and filing fees of $23,589 (general administrative) related to this acquisition.

On closing, the Company made a payment of $100 and issued 3,789,906 common shares of Snipp to Hip Digital shareholders. In addition, the Company will issue to Hip Digital shareholders up to a maximum of 6,737,610 performance shares of Snipp (the “Performance Shares”), subject to Hip Digital meeting certain financial targets during the period beginning on June 10, 2015 and ending on March 31, 2016 (the “Performance Period”). These financial targets are broken into four different tranches during this period of time. If Hip Digital revenue during the Performance Period is below the financial targets as indicated in the Merger Agreement, the amount of Performance Shares issuable will be adjusted proportionately downwards. An earn-out payment (the “Earn-Out Payment”) may be made to the Hip Digital shareholders based on the financial performance of Hip Digital during the period beginning on June 10, 2015 and ended on December 31, 2015 (the “Earn-Out Period”) if Hip Digital revenue during the Earn-Out Period was greater than $8.5 million. The Merger Agreement provides that Snipp will pay the Hip Digital shareholders, in cash, 50% of every dollar of actual total revenue that is above $8.5 million during the Earn-Out Period. No Earn-Out Payment was made, as the actual total revenue was lower than $8.5. Further, Snipp, Hip Digital and an advisor of Hip Digital (the “Advisor”) entered into a settlement agreement (the “Advisory Settlement Agreement”) that provided for the issuance of 456,066 common shares of Snipp to the Advisor in satisfaction of $300,000 owing from Hip Digital to the Advisor. The issuance of these 456,066 shares is also tied to the same financial targets as the Performance Shares and may be adjusted proportionately downwards as per the terms and conditions disclosed above. In addition, in order to reward and incentivize certain key employees and service providers of Hip Digital (the “Bonus Grantees”), the Company may issue up to 1,938,279 common shares of Snipp, subject to the terms of a bonus grant agreement. 697,780 of these shares have been issued in 2015, which have been included as stock-based compensation on the consolidated statements of operations and comprehensive loss. The Performance Shares and shares to be issued to the Advisor are re-valued using the Company’s closing share price at each reporting period end with fluctuations in share price resulting in adjustments to the acquisition consideration payable in equity. These fair value changes are recognized through profit and loss.

The fair value of the consideration to Hip Digital was estimated as follows:

Estimated purchase price based on initial cash payment of $100 and future share issuances	$ 6,090,497
Net liabilities of Hip Digital assumed (as indicated below)	1,288,939
Unallocated Purchase Price (1)	$ 7,379,436

(1)

The Unallocated Purchase Price includes the fair value of Hip Digital’s intangible assets (technology and customer relationships) and any goodwill. The purchase price will be finalized on the Company’s June 30, 2016 interim financial statements.

SNIPP INTERACTIVE INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

(Unaudited)

March 31, 2016

11.

ACQUISITION OF HIP DIGITAL MEDIA (cont’d…)

The original estimate of the contingent consideration was based on management estimates that Hip Digital would achieve 100% of set targets. As at March 31, 2016, the actual results achieved were 73% for the tranche two target, 31% for the tranche three target and an estimate of 32% for the tranche four target. 3,921,679 shares have been issued in 2015 and 1,755 issued in the three months ended March 31, 2016, with another 2,725,247 shares to be issued in the future with a fair value of $739,393 as of March 31, 2016.

Estimated purchase price June 10, 2015	$6,090,497
Change in fair value of acquisition consideration payable in equity	(3,176,079)
Value of shares issued	(2,175,025)
Consideration Payable – March 31, 2016	$$739,393

The fair value of the net liabilities of Hip Digital prior to closing was as follows:

Cash and cash equivalents	$354,477
Accounts receivable	954,469
Deposits, prepaid expenses and other assets	178,383
Fixed assets and intangible assets	7,991
Accounts payable and accrued liabilities	(882,951)
Deferred revenue	(1,901,308)
$(1,288,939)

For the Company’s year ended December 31, 2015, Hip Digital revenues of $2,730,285 and net loss of $178,045 were included in the statements of operations and comprehensive loss. The contribution to the Company’s consolidated revenues and net loss for the year ended December 31, 2015 would have been $4,680,000 and $305,000, respectively, had the Hip Digital acquisition occurred on January 1, 2015.

12.

SUPPLEMENTAL DISCLOSURE REGARDING CASH FLOWS

	Three Months Ended March 31, 2016	Three Months Ended March 31, 2015

Cash paid during the year for interest	-	-
Cash paid during the year for income taxes	-	-

Transactions not involving cash:
Cash acquired (Note 10)	-	69,300
Receivables acquired (Note 10)	-	276,443
Prepaid expenses acquired (Note 10)	-	13,252
Computer equipment acquired (Note 10)	-	1,465
Accounts payable and accrued liabilities acquired (Note 10)	-	104,065
Fair value of financing warrants – derivative liability	-	1,419,197
Fair value of acquisition consideration payable in equity (Note 11)	739,393	-
Fair value of corporate advisory fee paid in units	-	415,782
Fair value of broker unit options	-	751,489

SNIPP INTERACTIVE INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

(Unaudited)

March 31, 2016

13.

FINANCIAL INSTRUMENTS

Fair value

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying value of accounts receivable, due to Swiss Post, due to related parties and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments while cash and marketable securities are valued using a level 1 fair value measurement. The derivative liability and the acquisition consideration is valued using a level 3 fair value measurement.

	March 31, 2016		December 31, 2015
	Carrying Value	Fair Value	Carrying Value	Fair Value
Fair value through profit and loss – assets	$ 1,389,275	$ 1,389,275	$ 4,696,617	$ 4,696,617
Fair value through profit and loss – liabilities	(739,393)	(739,393)	(992,017)	(992,017)
Loans and receivables	2,730,284	2,730,284	2,941,813	2,941,813
Other financial liabilities	(4,364,176)	(4,364,176)	(4,454,909)	(4,454,909)
	$ 984,010	$ 984,010	$ 2,191,504	$ 2,191,504

Financial risk factors

The Company’s risk exposures and the impact on the Company’s financial statements are summarized below.

Credit risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash with major financial institutions to limit risk from cash and cash equivalents. The maximum exposure to credit risk is equal to the fair value or carrying value of the related financial assets. The Company’s receivables consist of amounts due from customers.  Some customers send payment past normal trade terms and in cases where amounts become uncollectible the Company recognizes bad debt expense to write off the uncollectible amounts. At March 31, 2016, the Company had $325,190 (December 31, 201 - $1,038,204) in amounts due from customers greater than 90 days and during fiscal 2015 recognized bad debt expense of $103,903 (2014 - $42,582).

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company’s ability to continue as a going concern is dependent on the Company’s ability to receive continued financial support from its stakeholders and, ultimately, on the Company’s ability to generate continued profitable operations.  Management is of the opinion that sufficient working capital is available from its financings and will be obtained from operations to meet the Company's liabilities and commitments as they come due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

The application of the going concern concept is dependent on the Company’s ability to receive continued financial support from its stakeholders and, ultimately, on the Company’s ability to generate profitable operations. Management is of the opinion that sufficient working capital is available from its financings and will be obtained from operations to meet the Company's liabilities and commitments as they come due for the next twelve months. These consolidated financial statements do not reflect any adjustments or reclassifications of assets and liabilities which would be necessary if the Company were unable to continue as a going concern. Subsequent to year end, the Company announced a non-brokered private placement, see Note 17 for more information.

SNIPP INTERACTIVE INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

(Unaudited)

March 31, 2016

13.

FINANCIAL INSTRUMENTS (cont’d…)

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices. Such fluctuations may be significant.

a)

Interest rate risk

The Company is exposed to interest rate risk to the extent that the cash maintained at financial institutions is subject to a floating rate of interest. The interest rate risks on cash and on the Company’s obligations are not considered significant. A plus or minus 1% change in interest rates would affect profit or loss and comprehensive profit or loss by approximately nil.

b)

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and amounts due to Swiss Post that are denominated in a foreign currency. As at March 31, 2016, the Company held material amounts of cash and cash equivalents in Canadian currency and considers foreign currency risk high. A plus or minus 1% change in foreign exchange rates would affect profit or loss and comprehensive profit or loss by approximately $5,000. The Company is also exposed to foreign currency risk due to amounts within its subsidiaries that are denominated in other currencies such as the European Euro, British Pound, Swiss Franc, and Indian Rupee. However, since the amounts denominated in these foreign currencies is relatively low, changes in foreign exchange rates in these currencies are considered immaterial.

The following table summarizes the Company’s exposure to the Canadian currency:

	March 31, 2016	December 31, 2015

Cash and cash equivalents	C$ 532,103	C$ 5,388,431
Accounts receivable	281,832	200,293
Deposits, prepaid expenses and other assets	147,854	106,078
Accounts payable and accrued liabilities	(507,791)	(771,052)

Total	C$ 453,998	C$ 4,923,750

14.

CAPITAL MANAGEMENT

The Company defines capital as all components of shareholders’ equity. The Company has no debt obligations other than deferred revenue, due to related parties, accounts payable and accrued liabilities and amounts due to Swiss Post in the ordinary course of operations. The Board of Directors does not establish quantitative return on capital criteria for management due to the nature of the Company’s business. The Company does not pay dividends. The Company is not subject to any externally imposed capital requirements.

SNIPP INTERACTIVE INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

(Unaudited)

March 31, 2016

15.

COMMITMENTS

The Company has leased office space in the US, Canada and Ireland. The terms of the leases in the various locations range from 1 to 3 years. Future remaining minimum lease payments as at March 31, 2016 are as follows:

2016	$ 194,753
2017	208,156
2018	61,747
$ 464,656

16.

SUBSEQUENT EVENTS

On April 21, 2016, the Company announced a non-brokered private placement financing (the “Financing”) of up to C$7,000,000 with C$5,250,000 already subscribed and closed as a first tranche (the “First Tranche”). The Financing will be comprised of up to 23,333,334 common shares (“Shares”) at a market price of C$0.30 per Share with the First Tranche representing 17,500,000 Shares. No commissions or finder's fees were paid in connection with the First Tranche. The net proceeds raised through the Financing will be used for product development, sales and marketing and general working capital purposes.

On April 25, 2016, the Company announced the closing of a second tranche corresponding to a non-brokered private placement financing previously announced on April 21, 2016. The second tranche was comprised of 3,370,000 common shares at a price of C$0.30 per share for gross proceeds of C$1,011,000. No commissions or finder's fees were paid in connection with the second tranche.

On April 28, 2016, the Company announced the closing of a third tranche corresponding to a non-brokered private placement financing previously announced on April 21, 2016. The third tranche was comprised of 1,453,334 common shares at a price of C$0.30 per share for gross proceeds of C$436,000. No commissions or finder's fees were paid in connection with the second tranche.